UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Modules Pass PID Test by TUV Rheinland and PV Lab

We, LDK Solar Co., Ltd., have announced that our modules have passed the potential-induced degradation (PID) tests performed at TUV Rheinland’s and PV Lab’s laboratories. In both tests our modules demonstrated a reduction in performance under test conditions of less than one percent, earning our modules a “Class A” rating.

Our press release issued on September 24, 2012 is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: September 25, 2012

Exhibit 99.4

LDK Solar Modules Pass PID Test by TUV Rheinland and PV Lab

“Class A” Rated PID Resistance Ensures Reliable Performance over Product Lifetime

XINYU CITY, China, and Sunnyvale, California, September 24, 2012 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”) a leading vertically integrated manufacturer of photovoltaic (PV) products, announces that LDK Solar modules have passed the potential-induced degradation (PID) tests performed at TUV Rheinland’s and PV Lab’s laboratories. In both tests LDK modules demonstrated a reduction in performance under test conditions of less than one percent, earning LDK modules a “Class A” rating.

PID has become a major concern in the solar industry as it can significantly reduce the power output of a PV system. Inherent differences in voltage between the module framework and solar cells as well as environmental conditions such as increased humidity and higher temperatures can lead to degradation over the life cycle of the module, reducing the yield of a PV system.

In order to assess the PID performance of its products, LDK Solar conducted testing of its 60 and 72 cell multicrystalline PV modules. During the tests performed by TUV Rheinland and PV Lab, a negative voltage of 1,000 Volts is applied to the modules at an ambient room temperature (25 degrees Celsius) and humidity over a period of 7 days (168 hours). The module front is covered with aluminum foil or a constant water film to minimize the resistivity with the grounded frame. According to both laboratories, if a module’s performance declines by less than five percent under test conditions it is deemed to have passed the test. LDK Solar’s modules, with performance declines of less than one percent under test conditions, passed these tests by a wide margin.

“This positive product reliability testing carried out via two of the most respected laboratories in the PV industry demonstrates our commitment to ensure a long lifetime, reliable power output and uncompromised safety of LDK Solar modules,” said HK Cheong, Deputy General Manager of the LDK Solar Module Business Unit. “The superior quality of materials and workmanship in our modules results in long-term high power yields in all applications.”

Through continuous optimization of the design, choice of materials and in-house manufacturing processes, LDK Solar can guarantee consistent production of PID-resistant modules. In addition to LDK Solar internal quality control and testing, LDK Solar modules meet independent test standards such as the Ammonia Resistance Test Certification IEC 62716 and the Salt Mist Corrosion Test Certification (IEC 61070) by the Photovoltaic Institute (PI) Berlin.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.

In Europe, LDK Solar is represented with its Headquarters in Zurich, Switzerland and has offices in Germany, Italy, Spain, France and the UK managing Sales, Marketing and Customer Service.

For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Press Contact

LDK Solar Tech USA, Inc.

Kathy Heilmann +1 (408) 529-8325

kathy.heilmann@ldksolar.com

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